Exhibit 99.1

Solmate Infrastructure PLC (NASDAQ: SLMT) Engages PwC to Support Strategic Expansion into AI Infrastructure

DUBLIN, Ireland — August 19, 2026 — Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”), a next-generation digital infrastructure company focused on blockchain and staking, today announced it has engaged PwC to support the strategic refinement and expansion of its operations across the artificial intelligence and digital infrastructure ecosystem.

As the convergence between artificial intelligence and crypto infrastructure accelerates, Solmate is taking decisive steps to evaluate, refine, and capture high-growth market opportunities. Under this engagement, PwC will collaborate with Solmate to conduct market analysis and strategy evaluation across key potential expansion verticals.

The strategic advisory scope is designed to assess potential avenues for growth based on comparative market analysis, valuation modeling, market acceptance, execution feasibility, and long-term strategic synergy.

“The next phase of growth for digital infrastructure depends on solving complex operational challenges in provisioning and specialized financial models,” said Ron Sade, Chief Executive Officer of Solmate. “Working with PwC allows us to stress-test our strategic roadmap across the convergence of AI & Crypto infrastructure against strict market comparables. This disciplined approach will ensure we allocate capital into the highest-yield expansion opportunities.”

“We are excited to work with Solmate and its leadership team as they shape the next frontier where digital assets, AI infrastructure, and financial innovation converge” said Nir Zepkowitz, PwC/Strategy& partner.

The engagement forms part of Solmate’s broader initiative to build institutional-grade digital and high-performance computing infrastructure, positioning the Company at the forefront of AI and crypto convergence. It follows a series of recent strategic milestones, including key partnerships with Kraken to enhance staking economics, and Anagram to expand institutional platform capabilities, as well as the launch of Solmate’s public treasury dashboard.

ENDS

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “aim,” “believe,” “continue,” “could,” “estimate,” “expect,” “designed,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s business strategy, future growth, prospective partnerships, the future development, expansion, scale, capabilities and economic potential of the Company’s institutional blockchain and staking infrastructure platform, the development of institutional relationships, staking economics, recurring revenue growth, market opportunities and shareholder value creation. These forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. Additional information concerning these and other risks is contained in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

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